15045818

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 49596

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UBS Fund Services (USA) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 State House Square
(No. and Street)

Hartford	CT	06103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly Guerin — 312-525-7129
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 N. Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John C. Moore , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UBS Fund Services (USA) LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Official Seal
Linda Kloempken
Notary Public State of Illinois
My Commission Expires 02/11/2018

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Members' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UBS Fund Services (USA) LLC

Financial Statements and Supplementary Information

Year Ended December 31, 2014

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors
UBS Fund Services (USA) LLC

We have audited the accompanying statement of financial condition of UBS Fund Services (USA) LLC (the Company) as of December 31, 2014, and the related statements of operations, changes in members' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UBS Fund Services (USA) LLC at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Chicago, Illinois
February 26, 2015

UBS Fund Services (USA) LLC

Statement of Financial Condition

December 31, 2014

Assets		
Cash	$	145,581
Prepaid expenses		45,146
FINRA deposits		4,771
Total assets	$	195,498
Liabilities and members' capital		
Liabilities:		
Due to affiliates	$	114
Accrued expenses		3,500
Total liabilities		3,614
Members' capital		191,884
Total liabilities and members' capital	$	195,498

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Operations

Year Ended December 31, 2014

Revenues:	
Allocated registered representatives revenue – Realty	$ 1,635,858
Service fee income – Realty	165,584
Interest income	123
Total revenue	1,801,565
Expenses:	
Allocated registered representatives costs – Realty	1,635,858
Professional fees	51,724
Registration fees	55,370
General and administrative expenses	1,862
Total expenses	1,744,814
Net income	$ 56,751

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Changes in Members' Capital

	Member's Capital – Realty	Member's Capital – ARI	Total
Balance at December 31, 2013	$ 133,781	$ 1,352	$ 135,133
Net income	56,183	568	56,751
Balance at December 31, 2014	$ 189,964	$ 1,920	$ 191,884

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Cash Flows

Year Ended December 31, 2014

Operating activities		
Net income	$	56,751
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Prepaid expenses		(5,765)
FINRA deposits		4,008
Due to affiliates		114
Accrued expenses		(42,358)
Net cash provided by operating activities		12,750
Increase in cash		12,750
Cash at beginning of year		132,831
Cash at end of year	$	145,581

See accompanying notes.

UBS Fund Services (USA) LLC

Notes to Financial Statements

December 31, 2014

1. Organization and Nature of the Business

UBS Fund Services (USA) LLC (Fund Services) is organized as a Delaware limited liability company and is primarily engaged in the distribution of private investment offerings to institutional investors. Fund Services is a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

UBS Realty Investors LLC (Realty), a Massachusetts limited liability company, holds a 99% member interest in Fund Services. ARI Acquisition Corporation (ARI), a Massachusetts corporation, holds the remaining 1% member interest. Realty and ARI (the Members) are both indirect, wholly owned subsidiaries of UBS AG. Net income is allocated to the Members pro rata based on their percentage interest in Fund Services. Fund Services has transactions and relationships with Realty that materially affect its operating results and financial position (see Note 3).

2. Summary of Significant Accounting Policies

Cash

Cash includes an interest-bearing deposit account at a non-affiliated bank.

Revenue Recognition

Service fee income is recognized as revenue when services are performed.

Allocated registered representatives revenue represents revenue allocated to Fund Services from Realty pursuant to an existing services and expense sharing agreement with Realty. The allocated revenue equals the allocated registered representative costs. See Note 3 for further detail.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

Fund Services is taxed as a partnership for federal and state income tax purposes. As such, Fund Services is not subject to federal or state income taxes. Each member of Fund Services is required to report on its federal and state income tax returns its distributive share of Fund Services' income, gains, losses, deductions, and credits. Fund Services applies the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, which provides guidance for how uncertain tax positions should be recognized, measured, and presented. As of December 31, 2014, Fund Services has determined that it has no material uncertain tax positions, interest, or penalties as defined with FASB ASC 740, and accordingly, Fund Services has concluded that no additional disclosures are required.

Use of Estimates

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Related-Party Transactions

Fund Services has entered into a Services Agreement (the Agreement) with Realty to provide certain administrative, operating, and other support services to Realty as needed for the distribution of private investment offerings to institutional investors for the greater of $100,000 or a fee based on quarterly deposits into sponsored funds. All service fee income included in the accompanying statement of operations was earned from Realty under the Agreement.

In addition, the registered representatives of Fund Services (Representatives) are supervised persons of Realty. Although the primary business activities of such individuals relate to the investment advisory activities of Realty, Realty and Fund Services have agreed that certain costs associated with these Representatives will be allocated to Fund Services. Realty has also agreed to allocate revenues to Fund Services in an amount equal to these costs. The costs include facilities and other occupancy and information technology expenses, salary and employee benefit expenses, and other general and administrative expenses.

4. Net Capital Requirements

Fund Services is a limited broker-dealer pursuant to Securities and Exchange Commission (SEC) Rule 15c3-1(a)(2)(vi). This rule requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined in the rule. Net capital totaled $141,967 at December 31, 2014, which was $136,967 in excess of required net capital. Dividend payments, equity withdrawals, and advances are subject to certain notification and other provisions of the net capital rules of the SEC and other regulatory bodies.

Supplementary Information

UBS Fund Services (USA) LLC

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2014

Members' capital	$	191,884
Less non-allowable assets (see schedule on following page)		(49,917)
Net capital	$	141,967
Aggregate indebtedness	$	3,614
Net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness of $3,614)	$	5,000
Excess net capital	$	136,967

There are no material differences between the amounts presented above and the amounts presented in Fund Services' December 31, 2014, unaudited FOCUS Part IIA filing.

UBS Fund Services (USA) LLC

Schedule II

Detail of Non-Allowable Assets

December 31, 2014

Non-allowable assets:		
Prepaid expenses	$	45,146
FINRA deposits		4,771
Total	$	49,917

UBS Fund Services (USA) LLC

Schedule III

Statement Regarding Rule 15c3-3 and Possession or Control

December 31, 2014

The activities of Fund Services are limited to those prescribed in subparagraph (k)(2)(i) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such Rule.

Report of Independent Registered Public Accounting Firm

The Board of Directors
UBS Fund Services (USA) LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) UBS Fund Services (USA) LLC (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision for the period from June 1, 2014 through December 31, 2014 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 26, 2015

UBS

UBS
One North Wacker Drive
Chicago IL 60606
Tel. +1-312-525 7100
www.ubs.com

UBS Fund Services (USA) LLC

Exemption Report

December 31, 2014

UBS Fund Services (USA) LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period from June 1, 2014 through December 31, 2014 without exception.

UBS Fund Services (USA) LLC

I, John Moore, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: John Moore

Title: Chief Financial Officer
February 26, 2015

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Members and Management of UBS Fund Services (USA) LLC:

We have performed the procedures enumerated below, which were agreed to by the Members and management of UBS Fund Services (USA) LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission (SEC), and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating UBS Fund Services (USA) LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. UBS Fund Services (USA) LLC's management is responsible for UBS Fund Services (USA) LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no findings;

2. Compared the amounts reported on SEC Form X-17A-5 (FOCUS) reports for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no findings;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no findings;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, noting no findings; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 26, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*********1523**********************MIXED AADC 220
049596 FINRA DEC
UBS FUND SERVICES (USA) LLC
10 STATE HOUSE SQ 15TH FL
HARTFORD CT 06103-3604

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ Ø

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

____
Date Paid

C. Less prior overpayment applied (149)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ (149)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

UBS Fund Services (USA) LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

____
(Title)

Dated the 26th day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ ______ ______
Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,801,566
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Dollar for dollar reimbursement from parent (Deductions in excess of $100,000 require documentation)	1,801,443
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,801,443
2d. SIPC Net Operating Revenues	$ 123
2e. General Assessment @ .0025	$ Ø (to page 1, line 2.A.)